Exhibit (a)(5)(xvi)

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

CNPJ/MF No. 10.440.482/0001-54

NIRE 35.300.567.064

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING
HELD ON FEBRUARY 9, 2023

1.   DATE, TIME AND PLACE: February 9, 2023, at 2:00 p.m., at the principal place of business of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (“Getnet” or the “Company”), located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek nº 2041, Bloco A, Edifício WTORRE JK (Sede Santander) – 12th floor, Vila Olímpia.

2.   MEETING BOARD: Chairman: André Parize; and Secretary: Daniela Mussolini Llorca Sanchez.

3.   ATTENDANCE: Shareholders representing 98.35% of the Company's voting capital, as verified by the signatures in the Shareholder Attendance Book.

4.   CALL NOTICE AND PUBLICATIONS: Call Notice published in the “Valor Econômico” newspaper, in the January 9, 10 and 11, 2023 on pages E4, E2, and E2, respectively, of the printed version of the newspaper, as set forth in Exhibit II.

5.  AGENDA: (a) Approve the redemption, pursuant to article 4, paragraph 5, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”), of all common shares (“Common Shares”), preferred shares (“Preferred Shares” and, together with the Common Shares, the “Shares”), including Shares represented by units, each representing one Common Share and one Preferred Share (“Units”), and American Depositary Shares, each representing two Units (“ADSs”) of the Company and not held by PagoNxt Merchant Solutions, S.L. (“PagoNxt”), by its affiliates or by any directors or officers of the Company, and which remain outstanding after the conclusion of the public delisting tender offer in Brazil (“Brazilian Offer”) and the tender offer in the United States if America (“U.S. Offer” and, together with the Brazilian Offer, the “Offers”), as well as the consequent treatment to be given to the redeemed Shares, Units and ADSs; (b) Approve the amendment of the Company's Bylaws to reflect the termination of the Company´s registration as a publicly-held company with the CVM and its delisting from the traditional segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”); (c) Approve the restatement of the Company´s Bylaws; and (d) If the previous matters are approved, to authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

6.  READING OF DOCUMENTS, VOTING, AND DRAWING UP OF THE MINUTES: (a) the reading of the documents related to the Agenda was dismissed, considering that they are entirely known by the shareholders; and (b) The drawing up of these minutes as a summary was authorized, as well as its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1 and 2, of the Brazilian Corporate Law.

7.  RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to:

(a)  APPROVE, by majority, with 928,445,336 affirmative votes, 72,454 dissenting votes and 1,998 votes not cast due to abstentions, under the terms of article 4, §5 of the Brazilian Corporate Law, the redemption of all the Shares, Units and ADSs issued by the Company that remain not held by PagoNxt, any directors or officers of the Company, or any affiliates of PagoNxt (the “Unaffiliated Securities”) after the conclusion of the Offers (“Mandatory Redemption”). All Unaffiliated Securities are subject to the Mandatory Redemption (“Redeemed Securities”).

The price paid for the Redeemed Securities (“Redemption Price”) that are Shares or Units will be equivalent to the price per security payable on the settlement date of the initial offering period of the Offers, that is, R$2.36 (two reais and thirty-six cents) per Common Share, R$2.36 (two reais and thirty-six cents) per Preferred Share and R$4.72 (four reais and seventy-two cents) per Unit, as adjusted by the SELIC, pro rata temporis, rate from the initial date of settlement of the initial offering period of the Offers (i.e., December 5, 2022) until the date of the effective payment of the Redemption Price to the holders of Shares and Units, which will occur on or around February 24, 2023 (“Payment Date”). The Redemption Price for the Redeemed Securities that are ADSs shall be the U.S. dollar equivalent of the Redemption Price of two Units, as adjusted per the above. The Redemption Price will be paid out of the balance of profits or reserves recorded by the Company in its financial statements, without the need for a capital reduction.

The Redemption Price will be paid to the Company's shareholders based on the shareholding position registered by B3 and by Banco Santander (Brasil) S.A. ("Bookkeeper") on the present record date (i.e., February 9, 2023). The Company's securities are no longer admitted for trading in B3 as of December 29, 2022, one day after the date on which the termination of the Company's registration was granted by the CVM. The payment of the Redemption Price will be made by bank transfer to the account held by holders of Redeemed Securities that are Shares and Units on the Payment Date, according to the data contained in their respective registrations in B3´s systems. With respect to holders of Redeemed Securities that are Shares and Units whose records are not duly updated with B3 or the Bookkeeper, the Redemption Price due shall be deposited and made available to such shareholders with Banco Santander (Brasil) S.A., for a term of ten (10) years.

The holders of Shares or Units that are not Brazilian residents ("Non-Resident Shareholders") will receive the Redemption Price net of any amounts to be paid as Withholding Income Tax. Non-Resident Shareholders shall inform the Company, by February 15, 2023, (i) their full names/company names; (ii) the full name of their representatives in Brazil, if applicable; (iii) the enrollment number of their representative in the Brazilian Corporate Taxpayer´s Registry (CNPJ/MF), if applicable; and (iv) the average acquisition cost of their Shares and/or Units, as the case may be, directly to the Company, to the attention of the Investor Relations Officer, via e-mail at ir@getnet.com.br, and shall send, in each case, suitable documentation evidencing the average cost informed by the respective Non-Resident

Shareholder. In case a Non-Resident Shareholder does not inform his/her respective average acquisition cost, or, at the Company's discretion, does not send the documentation necessary to support the average cost informed, the Company may consider that the acquisition cost of the Non-Resident Shareholder in question is zero, as authorized by applicable law. In any event, the Non-Resident Shareholder and his/her legal representative in Brazil shall be solely responsible for the content of the information submitted, and they shall be liable for any damages and/or liabilities arising from inaccuracy and/or falsity thereof. The average acquisition cost of the Redeemed Securities to be calculated shall be based, as the case may be, on (i) the price in Getnet’s listing opening auction (i.e. October 18, 2021), if the relevant shareholder received its Common Shares, Preferred Shares or Units on the date of the Company's listing on B3; or (ii) the amount disbursed by the shareholder to acquire the relevant Common Shares, Preferred Shares or Units on B3, if the acquisition was made after the date of the Company's listing.

The Redeemed Securities will remain in treasury.

(b)  APPROVE, by majority, with 928,282,946 affirmative votes, 188,968 dissenting votes and 47,874 votes not cast due to abstentions, the complete amendment of the Company's Bylaws to:

(i)	Change the provision on the method of registration of the Shares issued by the Company, to provide for the possibility of registering the mentioned Shares in corporate books, with the consequent amendment to paragraph 8 of Article 5 of the Company's Bylaws, which shall take effect with the following wording:

§ 8º All shares are registered, with records kept in books or in book-entry form. If the shares are book-entry, they must be kept in deposit accounts, in the name of their holders, at the Company itself, without the issue of certificates, and the shareholder may be charged for the cost of the service of transferring ownership of the shares.

(ii)	Provide for the extinction of the position of Investor Relations Officer of the Company, by means of the suppression of paragraph 3 of Article 24 of the Company's Bylaws.

(iii)	Provide for the exclusion of Chapter IX of the Company's Bylaws, which deals with procedures for the sale of shareholding control and cancellation of company registration, no longer applicable in view of the termination of the Company's registration as a Category A securities issuer, granted by the CVM on February 28, 2023.

(iv)	Provide for the exclusion of Chapter X of the Company's Bylaws, which deals with the obligation to submit disputes involving the Company, its shareholders, managers and members of the Fiscal Council and related to or arising from, in particular, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Arbitration Rules of the Market Arbitration Chamber instituted by B3 (Regulamento de Arbitragem da Câmara de Arbitragem do Mercado) ("Arbitration Rules"), in the Sanctions Regulations (Regulamento de Sanções), in the Company´s Bylaws, in the provisions of the Brazilian Corporate Law, the rules issued by the National Monetary Council, the Brazilian Central Bank and the CVM, as well as the other rules applicable to transactions in the capital markets in general, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to the terms of its Arbitration Rules (Regulamento de Arbitragem), considering the termination of the Company's registration as issuer of securities in Category A by the CVM and the termination of trading of the securities issued by the Company at B3; and

(v)	To reflect all other necessary modifications related to the changes indicated above, also resulting from the termination of the registration as publicly-held company and delisting of the Company in the traditional segment of B3.

(c)  APPROVE, by majority vote, with 928,328,590 votes in favor, 189,150 votes against and 2,046 votes not cast due to abstentions, the restatement of the Company's Bylaws, which shall take effect with the wording contained in Exhibit I hereto.

(d)  AUTHORIZE, by majority vote, with 928,444,236 votes in favor, 73,224 votes against and 2,328 votes not cast due to abstentions, all acts of the Company's managers necessary for the implementation of the resolutions proposed and approved by the Company's shareholders.

8.  CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

9.  SIGNATURES: André Parize, Chairman of the Board and Daniela Mussolini Llorca Sanchez, Secretary of the Board. Shareholders: PAGONXT MERCHANT SOLUTIONS, S.L. – Lóren Cristine Ribeiro Dias, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Lóren Cristine Ribeiro Dias, attorney-in-fact; WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND, NORGES BANK, Legal and General Assurance (Pension Management) Ltd., Amundi Funds – Rodrigo Medeiros, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

São Paulo, February 9, 2023.

André Parize Chairman of the Board	Daniela Mussolini Llorca Sanchez Secretary

Exhibit I

BYLAWS OF GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO

S.A. – INSTITUIÇÃO DE PAGAMENTO

CHAPTER I CORPORATE NAME, HEADQUARTERS AND JURISDICTION, PURPOSE, AND DURATION

Article 1. GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO (“Company”) is a corporation governed by the provisions of these Bylaws and the applicable legislation, in particular Law No. 6,404, of December 15th, 1976, as amended (“Brazilian Corporation Law”).

Article 2. The Company has its headquarters, jurisdiction, and legal domicile in the city of São Paulo, state of São Paulo.

Sole paragraph: It is incumbent upon the Executive Board to resolve on changing the address of the Company's headquarters, as well as on the establishment, relocation, or closure of subsidiaries, branches, or offices anywhere in the country.

Article 3. The Company's corporate purposes are:

I  – the rendering of acquiring services to merchants, natural persons, and service providers for the acceptance of credit and debit cards, as well as other means of payment or electronic means required for the registration and approval of nonfinancial transactions.

II  – the rendering of services of (a) data and information capture, transmission and processing through a network of various devices, and other related services; (b) payment and receipt management for merchants acquired to its network, and other related services; (c) installation, de-installation, monitoring, supply, maintenance, leasing and commercialization of devices used in transaction capture networks, and other related services; (d) software development and commercialization or licensing; (e) commercialization of products or distribution of services from companies that provide registration information; (f) commercialization, distribution, and intermediation of prepaid credits from mobile phone services, landline phone services, electronic ticketing services, as well as other types of prepaid services, and other related services; (g) commercial support, such as accreditation and disqualification of natural and legal persons, aftermarket and extrajudicial collections, and other related services; (h) technical, commercial, and logistical infrastructure services for operations related to accounts receivables from public-utility companies, banks and other collection documents, as well as for operations related to the provision of banking correspondent services, including other related services; and (i) commercialization and distribution of microchips (smart cards) for mobile phone services and other modalities;

III  – the issuance of electronic currency pursuant to Central Bank of Brazil regulations and the rendering of services of: (a) prepaid payment account management; (b) payment transactions based on the electronic currency deposited in prepaid payment accounts; and (c) conversion of funds into physical or book-entry currency, allowing for acceptance and settlement in a prepaid payment account managed by the Company; and

IV  – the participation in other companies as partner, shareholder, or member.

Article 4. The term of duration of the Company is indefinite.

CHAPTER II CAPITAL STOCK AND SHARES

Article 5. The Company's fully subscribed and paid up capital is R$ 1,422,496,239.74 (one billion, four hundred and twenty-two million, four hundred and ninety-six thousand, two hundred and thirty-nine reais and seventy-four cents), divided into 1,866,722,202 (one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two) shares, common shares and 916,003,725 (nine hundred and sixteen million, three thousand, seven hundred and twenty five) are preferred, nominative shares, with no par value.

Paragraph 1. The Company is authorized to increase its capital stock by resolution of the Board of Directors, irrespective of Bylaws amendment, up to a total limit of 5,000,000,000 (five billion) common or preferred shares, without maintaining the ratio between each share type, provided that the number of preferred shares does not exceed the maximum limit permitted by law.

Paragraph 2. In the event of capital stock increases, any interested shareholder may fully subscribe and pay up for the shares in his, her, or its own name and on behalf of the remaining shareholders, acting as their fiduciary agent, subject to the commitment that, during the term to exercise the preemptive rights, the shares to which they are entitled to under said preemptive capital increase subscription right or any unsubscribed shares, are transferred to them.

Paragraph 3. The Board of Directors may resolve on the issuance of subscription warrants up to the limit imposed on authorized capital.

Paragraph 4. Each common share is entitled to one vote at Shareholders' Meetings.

Paragraph 5. Preferred shares entitle their holders to the following privileges:

I  – dividends that are 10% (ten percent) greater than those payable on common shares;

II  – priority in receiving dividends;

III  – participation in capital increases resulting from the capitalization of reserves and profits, as well as in the distribution of bonus shares derived from the capitalization of retained earnings,

reserves, or any other funds, under the same terms as common shareholders;

IV  – priority in the repayment of share capital, without a premium, in the event of dissolution of the Company; and

V  – right to participate in a tender offer in connection with a Transfer of Controlling Interest in the Company at the same price and under the same terms as the Transferor Controlling Shareholder, as defined in Chapter IX herein.

Paragraph 6. Preferred shares do not confer voting rights on their holders, except on the following matters:

I  - conversion, merger, consolidation, or spin-off of the Company;

II  - approval of agreements between the Company and the Controlling Shareholder, whether directly or indirectly through third parties, as well as agreements with other companies in which the Controlling Shareholder has an interest, whenever, pursuant to legal or Bylaws provisions, they are to be resolved at a Shareholders' Meeting; and

III  - valuation of assets to be paid up in connection with a capital increase of the Company.

Paragraph 7. All shares are nominatives, registered in the Company’s corporate books or are book-entry. In the case shares are book-entry, they shall be held in deposit accounts in the name of their holders by the Company itself, without the issuance of certificates, and the cost of share ownership transfer services may be charged to the shareholder.

Paragraph 8. The Shareholder's Meeting may, at any time, decide to convert the preferred shares into common shares, establishing the conversion ratio thereof.

Paragraph 9. The Company may purchase its own shares, upon authorization of the Board of Directors, in order to hold them in treasury for later transfer or cancellation, subject to applicable legal and regulatory provisions in effect.

Paragraph 10. Full dividends may be paid on any new shares that are fully paid up, irrespective of the subscription date. It shall be incumbent upon the Shareholders' Meeting or the Board of Directors, as the case may be, to establish the dividend payment conditions for newly subscribed shares and bonus shares issued, as well as the benefits for immediately paying up the corresponding amounts.

CHAPTER III SHAREHOLDERS' MEETING

Article 6. The Shareholders' Meeting shall be held, ordinarily, within the first four months following the end of the fiscal year and, extraordinarily, whenever corporate interests so require.

Paragraph 1. The Shareholders' Meeting shall be convened by the Board of Directors or, in cases provided by law, by shareholders or the Fiscal Board, upon issuance of a call notice, with the first call occurring at least 8 (eight) days prior to the meeting, and the second at least 5 (five) days in advance.

Paragraph 2. The shareholder may be represented at the Shareholders' Meeting by an attorney-in-fact duly appointed less than 1 (one) year before, who must be a shareholder, a member of the Company's management, or a lawyer, pursuant to the Brazilian Corporation Law, and prior submission of the respective power of attorney to the Company's headquarters may be required within the term specified in the call notices.

Article 7. The Shareholders' Meeting shall be called to order and chaired by the Chairman of the Board of Directors, a member of the Executive Board, or a representative of the Controlling Shareholder, who shall invite one of the attendees to serve as secretary.

Article 8. It is incumbent upon the Shareholders' Meeting to decide on all matters within its private jurisdiction, pursuant to laws in force. The resolutions of the Shareholders' Meeting shall be taken by an absolute majority of votes.

CHAPTER IV MANAGEMENT OF THE COMPANY

Article 9. The Company shall be managed by one Board of Directors and one Executive Board.

Article 10. Only natural persons may be elected as members of corporate management bodies. Members of the Board of Directors may or may not be shareholders, irrespective of whether they reside in the country, whereas members of the Executive Board may or may not be shareholders, provided they reside in the country.

Article 11. The Directors and Officers shall take office by signing instruments of investiture recorded in the Board of Directors or Executive Board Minutes books, as the case may be, irrespective of the provision of any security, following the approval of their names by the Central Bank of Brazil, as well as compliance with applicable legal requirements.

Sole paragraph. The instrument of investiture shall be signed within 30 (thirty) days of the approval of the election by the competent government authority, unless the corporate management body to which the Director or Officer has been elected accepts a justification, under penalty of the election being voided.

Article 12. Directors and Officers shall be prevented from intervening in the analysis, approval, or settlement of businesses or loans of interest to any company:

I  – in which they hold an ownership interest as member or shareholder of more than 5% (five percent) of the capital stock; or

II  – in which they hold or have held a management position in the previous 6 (six) months prior to taking office as Director or Officer of the Company.

Article 13. A maximum of one-third of the Board of Directors members may be elected to positions on the Executive Board.

Sole paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be held by the same person.

Article 14. The members of the Board of Directors and the Executive Board each serve a single and concurrent term of office, and each Director or Officer shall continue in their positions until their successors take office.

Article 15. The annual overall compensation of Directors and Officers shall be determined by the Shareholders' Meeting, and the Board of Directors shall be responsible for distributing the amounts individually. Profit sharing may be attributed to Directors and Officers, pursuant to Article 190 of the Brazilian Corporation Law, subject to legal limitations and provisions.

Section I - Board of Directors

Article 16. The Board of Directors shall consist of at least 5 (five) and no more than 12 (twelve) members elected by the Shareholders' Meeting for a unified term of office of 2 (two) years, with each year considered to be the period between 2 (two) Annual General Meetings, and reelection permitted.

Paragraph 1. At the Shareholders' Meeting convened to resolve on the election of members to the Board of Directors, the shareholders shall first determine the effective number of members to be elected to the Board of Directors.

Paragraph 2. At the end of their terms, the members of the Board of Directors shall remain in office until the newly elected members take office.

Paragraph 3. The members of the Board of Directors shall not have access to information or participate in Board of Directors meetings concerning matters in which they are interested, or which represent a conflict of interests with those of the Company.

Paragraph 4. The Board of Directors, in order to better perform its duties, may establish committees or working groups with defined objectives to serve as auxiliary bodies without decision-making authority, always with the purpose of advising the Board of Directors, comprised of persons appointed by the Board from among management members and/or other persons directly or indirectly connected with the Company.

Article 17. The Board of Directors shall have 1 (one) Chairman and 1 (one) Vice Chairman. The Chairman shall be elected by a majority of votes cast by those present at the Shareholders' Meeting convened to elect the members of the Board of Directors, while the Vice Chairman shall be appointed by the Chairman from among the elected Directors, subject to the provisions of Paragraph 3 hereinbelow in the event of vacancy and in the absence or temporary impediment of the Chairman and Vice Chairman.

Paragraph 1. The Chairman of the Board of Directors, in his or her absence or temporary impediment, shall be succeeded by the Vice Chairman. In the absence or temporary impediment of the Vice Chairman, the Chairman shall appoint a replacement from among the other Directors. In the event of temporary impediment or absence of other members of the Board of Directors, each Director shall appoint his or her replacement from among the remaining members.

Paragraph 2. The replacements specified in the Article herein do not imply the accumulation of fees and other benefits, nor do they imply the accumulation of the replaced Director's voting rights.

Paragraph 3. In the event of vacancy in the position of Chairman of the Board of Directors, the Vice Chairman shall assume those duties, while maintaining his or her position. If the Vice Chairman position becomes vacant, the Chairman shall appoint a replacement from among the remaining Directors. In the event of vacancy on the Board of Directors, and if necessary to achieve the minimum number of Directors stipulated in the head provision of Article 16 herein, the Board of Directors shall appoint a replacement ad referendum of the next Shareholders' Meeting.

Article 18. The Board of Directors shall meet, ordinarily, 4 (four) times a year, though the meetings may be held more frequently upon request of the Chairman of the Board of Directors.

Paragraph 1. The meetings shall be convened by written notice delivered to each member of the Board of Directors at least 5 (five) business days in advance, unless a majority of the Board's sitting members stipulate a shorter term, but not less than 48 (forty-eight) hours, subject to the provisions of Paragraph 3 of the Article herein.

Paragraph 2. The call notices shall specify the location, date, and time of the meeting, and shall include a summary of the agenda.

Paragraph 3. The presence of all members shall allow for Board of Directors meetings to be held irrespective of prior call notices.

Paragraph 4. The meetings of the Board of Directors shall take place at the Company's headquarters or, if all Directors agree, at another location. The members of the Board of Directors may also convene via teleconference, videoconference, or other similar means of communication, which shall be conducted in real time and regarded as a single act.

Paragraph 5. The meetings of the Board of Directors shall be called to order with a minimum quorum of 50% (fifty percent) of its elected members. If a quorum is not present at the time the meeting is called to order on first call, the Chairman shall convene another meeting of the Board of Directors, which may be called to order on second call, with prior notice of at least 2 (two) business days, and any number of members. Matters that were not on the agenda of the original meeting of the Board of Directors shall not be resolved on second call unless all members are present and expressly agree on the new agenda.

Paragraph 6. The meetings of the Board of Directors shall have 1 (one) Secretary appointed by the person presiding over said meetings, with all resolutions being recorded in the appropriate minutes book and those having legal effect on third parties being published.

Paragraph 7. The resolutions of the Board of Directors shall be approved by a majority vote of the members present.

Article 19. It is incumbent upon the Board of Directors, in addition to any other duties imposed by law or herein:

I  – to comply and enforce compliance with these Bylaws and the resolutions of the Shareholders' Meeting;

II  – to determine the overall direction of the Company's business and operations;

III  – to elect and remove Officers, as well as to establish their duties;

IV  – to set the compensation, fringe benefits, and other incentives for Officers, subject to the overall cap on management compensation approved by the Shareholders' Meeting;

V  – to oversee the performance of Officers, to examine the books and records of the Company at any time, and to request information on agreements signed or to be signed, as well as on any other acts;

VI  – to select and dismiss independent auditors, to determine their compensation, and to request clarification on any matter deemed necessary;

VII – to express its opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Company and to resolve on their submission to the Shareholders' Meeting;

VIII  – to approve and review the annual budget, capital budget and business plan, as well as to propose a capital budget for submission to the Shareholders' Meeting for earnings retention purposes;

IX  – to decide on calling the Shareholders' Meeting when deemed convenient or pursuant to the provisions of Article 132 of Law No. 6,404/76;

X  – to present to the Annual General Meeting a proposal for the fiscal year's net profit allocation, as well as to examine and resolve on semiannual balance sheets or balance sheets for shorter periods, and the payment of dividends or interest on equity derived from these balance sheets, as well as to decide on the payment of interim or periodical dividends from retained earnings or profit reserves reported on the latest annual or semiannual balance sheet;

XI  – to submit proposals to the Shareholders' Meeting for the increase or decrease of capital stock, reverse split, bonus issuance or split of the Company's shares, and amendment to these Bylaws;

XII  – to present proposals to the Shareholders' Meeting for the dissolution, consolidation, spin-off, and merger of the Company;

XIII  – to approve the increase in the Company's capital stock, irrespective of Bylaws amendment, within the limits set forth in Paragraph 1 of Article 5 herein, establishing the price, payment terms and conditions for issuing the shares, as well as the issuance of debt securities and other instruments convertible into shares within the limits authorized in Paragraph 1 of Article 5 herein, with further powers to waive the preemptive rights or reduce its exercise term in the issuance of shares, subscription warrants, debt securities and other instruments convertible into shares placed through sale on a stock exchange or public subscription, or in connection with a tender offer for acquisition of corporate control, as provided by law.

XIV  – to resolve on the issuance of subscription warrants, as set forth in Paragraph 3 of Article 5 herein;

XV  – to grant, following approval by the Shareholders' Meeting, stock options to directors, officers, employees, or natural persons who provide services to the Company or its controlled companies, without preemptive rights for shareholders, pursuant to the plans approved at the Shareholders' Meeting;

XVI  – to make decisions regarding the trading of the Company's shares for the purpose of cancellation or treasury holding and respective transfer, subject to applicable legal provisions;

XVII  – to establish the amount of profit sharing to be paid to Officers and employees the Company and its controlled companies, with further powers to determine not to award any profit sharing;

XVIII  – to decide on the payment or credit of interest on equity to shareholders, pursuant to applicable legislation;

XIX  – to authorize the purchase or transfer of equity investments valued at over 5% (five percent) of shareholders' equity as reported in the latest balance sheet approved by the Annual General Meeting, as well as to authorize the establishment of joint ventures or the formation of strategic alliances with third parties;

XX  – to appoint and remove the Ombudsman of the Company;

XXI  – to authorize the transfer of movable and immovable property from the Company's fixed assets, the establishment of liens, and the pledging of collateral for third-party obligations, whenever they exceed 5% (five percent) of shareholders' equity as reported in the latest balance sheet approved by the Annual General Meeting;

XXII  – to grant, in special circumstances, specific authorization for certain documents to be signed by one single Officer, which shall be recorded in the appropriate minutes book, except in the cases specified herein;

XXIII  – to approve the engagement of an institution to render book-entry services for shares, as the case may be;

XXIV  – to decide on any matter referred to it by the Executive Board, as well as to convene the members of the Executive Board for joint meetings, whenever it deems appropriate;

XXV  – to institute permanent or non-permanent auxiliary, technical or advisory commissions and/or committees, to establish their respective duties and powers, except from those assigned to the Board of Directors, pursuant to Article 142 of Law No. 6.404/76, and to oversee their performance, as set forth in Paragraph 4 of Article 16 herein;

XXVI  – to provide, subject to the provisions herein and the legislation in force, for the organization of its proceedings and to adopt or enact regulations for its own operation;

XXVII  – to supervise the planning, operation, control, and review of the compensation policy for the Company's Directors and Officers; and

XXVIII  – to ensure that the management compensation policy adheres to the regulations prescribed by the Central Bank of Brazil.

Article 20. It is incumbent upon the Chairman of the Board of Directors:

I  – to convene and preside over Board meetings;

II  – to call the Shareholders' Meeting;

III  – to guide the preparation of Board meetings;

IV  – to assign special tasks to Directors; and

V  – to call, when the body is in operation, the Fiscal Board members to attend the meetings of the Board of Directors whenever the agenda includes matters upon which the Fiscal Board must issue an opinion.

Section II - Executive Board

Article 21. The Company shall be managed by an Executive Board, pursuant to applicable legal requirements and the provisions herein, consisting of a minimum of 3 (three) and no more than 10 (ten) Officers, shareholders or not, residing in the country, elected and removable at any time by the Board of Directors, among whom 1 (one) shall be compulsorily designated as Chief Executive Officer, while the remaining members may be designated as Executive Vice Presidents and Officers without specific designation.

Paragraph 1. The members of the Executive Board shall be elected from among persons of unblemished reputation and recognized professional competence.

Paragraph 2. The designation of the positions referred to in the head provision of the Article herein shall be made at the time of their election.

Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use his or her designated title, combined with an indication of the department for which he or she is responsible.

Paragraph 4. Upon the election of a new Executive Board member or a replacement, in the event of vacancy, his or her term of office shall be coterminous with that of the other elected members.

Article 22. In the event of a temporary absence or impediment, the Chief Executive Officer shall be replaced by any other Officer appointed by the Executive Board at a special meeting. The other Officers shall be replaced by any Officer, appointed by the Chief Executive Officer.

Paragraph 1. In the event of vacancy in any of the Officer positions, the Board of Directors shall elect a replacement to serve out the remainder of the respective term.

Paragraph 2. For the purposes of the provisions of Paragraph 1 of the Article herein, a vacancy occurs upon the removal, death, resignation, permanent impediment, disability, or unjustified absence for a period of more than 30 (thirty) consecutive days.

Paragraph 3. The Officers shall hold office for a period of two (2) years, being eligible for reelection, and shall continue in their positions until their successors take office.

Article 23. The execution of any contracts, agreements, commitments, or other forms of commercial business between the Company and its Directors or Officers is prohibited, unless previously approved by the Board of Directors and subject to arm's length conditions.

Article 24. Without prejudice to the powers of the Shareholders' Meeting and the Board of Directors as provided herein, the Executive Board shall have the following duties:

I  – to comply and enforce compliance with these Bylaws and the resolutions of the Shareholders' Meeting and the Board of Directors;

II  – to exercise command over the Company's operations within the general guidelines established by the Board of Directors;

III  – to issue and approve internal instructions and regulations that it deems useful or necessary, without prejudice to the powers of the Board of Directors;

IV  – to represent the Company before municipal, state, and federal government bodies;

V  – to represent the Company before public or private financial institutions, with the authority to open accounts, sign checks, and transfer funds, subject to the provisions herein;

VI  – to provide the Board of Directors with the report and financial statements for each fiscal year. In conjunction with the financial statements, the Executive Board shall submit to the Board of Directors a proposal for the fiscal year's net profit allocation, as provided in Chapter VI herein;

VII  – to decide on the creation or elimination of positions and functions, as well as establish compensations, with due regard for personnel and salary policies, and directives of the Board of Directors;

VIII  – to provide suretyship or accommodation in connection with transactions of interest to companies in which the Company holds equity interest;

IX  – to authorize the purchase or transfer of equity investments with third parties representing between 3% (three percent) and 5% (five percent) of shareholders' equity as reported in the latest balance sheet approved by the Annual General Meeting;

X  – to authorize the transfer of movable and immovable property from the Company's fixed assets, the establishment of liens, and the pledging of collateral for third-party obligations, whenever they represent between 3% (three percent) and 5% (five percent) of shareholders' equity as reported in the latest balance sheet approved by the Annual General Meeting; and

XI  – to determine the functions and duties of its members, pursuant to provisions from regulatory agencies and supervisory bodies governing the Company's activities.

Paragraph 1. It is incumbent upon the Chief Executive Officer:

I  – to conduct the preparation and execution of strategic plans across all departments of the Company, with the purpose of ensuring its development, growth, and business continuity, within the general guidelines established by the Board of Directors;

II  – to oversee the execution of the action plans of all departments, facilitating and integrating teamwork with the aim of optimizing efforts to achieve the

Company's objectives;

III  – to identify opportunities, assess feasibility and make recommendations on new investments or new business development, with a view to ensure adequate shareholder returns and protect the Company's assets;

IV  – to ensure that established governance practices are followed in accordance with the standards set forth by the Board of Directors of the Company;

V  – to conduct culture change processes within the organization, geared towards the continuous pursuit of quality and high individual and collective performance standards;

VI  – to maintain contact with the management of companies, professional associations, and government agencies in order to identify opportunities for business expansion or enhancements in products, services, and solutions that benefit customers, the market, and the community as a whole; and

VII  – to promote actions that meet the expectations of the relationship network (stakeholders): shareholders, controlling parties, customers, employees, suppliers, competitors, the community in which the Company operates, and the environment, as well as actions that strengthen relationships while ensuring sustainable growth of the Company.

Paragraph 2. It is incumbent upon the Executive Vice Presidents:

I   – to assist the Chief Executive Officer in executing his or her duties; and

II   – to perform the functions assigned to them by the Chief Executive Officer.

Paragraph 3. It is incumbent upon Officers without specific designation to coordinate the departments assigned to them by the Executive Board.

Article 25. The Officers, within the scope of their respective duties, have broad administrative and business management powers to perform all acts and execute all operations related to the Company's corporate purpose, except as otherwise provided herein, including those that can only be carried out upon prior resolution of the Shareholders' Meeting or the Board of Directors, as the case may be.

Article 26. Two Officers together shall have joint authority to represent the Company, assuming obligations or exercising rights in any act, contract, or document that is binding upon it, including the pledging of collateral for third-party obligations, within the limits set forth herein.

Paragraph 1. The Company shall also be obliged when represented:

I  - by 1 (one) Officer together with 1 (one) attorney-in-fact, when so specified in the power-of-attorney instrument and pursuant to the powers granted therein; or

II  - by 1 (one) Officer or 1 (one) attorney-in-fact individually, when so specified in the power-of-attorney instrument and pursuant to the extent of their individual powers; or

III  - by 2 (two) attorneys-in-fact jointly, when so specified in their respective power-of-attorney instruments and pursuant to the extent of the powers granted therein.

Paragraph 2. Powers of attorney shall be granted jointly by 2 (two) Officers and shall specify the powers granted as well as their duration, which shall not exceed 1 (one) year, except for ad judicia powers of attorney, with the purpose of defending the Company's interests in court or administrative proceedings, which may be granted indefinitely.

Paragraph 3. Two Officers shall have the authority to decide on the establishment, relocation, or closure of branches, subsidiaries, affiliates, offices, or representative offices in Brazil or abroad.

Paragraph 4. It shall be incumbent upon any member of the Executive Board to represent the Company in court, administrative proceedings, or any other acts that require the personal statement of a legal representative.

Article 27. The Executive Board shall validly meet with the presence of a majority of its respective members and shall resolve by a majority vote of those in attendance, convened by the Chief Executive Officer or, in his or her absences and impediments, by his or her replacement or by any 2 (two) Officers jointly.

Paragraph 1. The prior call notice for the meeting shall be waived as a condition for its validity upon the attendance of all members of the Executive Board of the Company.

Paragraph 2. The minutes of the meetings shall be recorded in the Minutes Book of the Board of Directors Meetings.

Paragraph 3. Each Officer is entitled to 1 (one) vote at the meetings. The resolutions of the Executive Board are deemed valid upon the favorable vote of a majority of the Executive Officers in attendance.

Paragraph 4. In the event of a tie, the Chief Executive Officer has the casting vote.

Paragraph 5. In addition to the members of the Executive Board effectively attending the meeting, members who express their vote in writing transmitted by fax, electronic message, or any other means of communication that ensures the authorship of the document, as well as those who participate by telephone conference, video conference, or any other means of communication that enables the identification of the member and simultaneous communication with all other meeting attendees, shall be regarded as present. The respective minutes shall be subsequently signed by all members participating in the meeting.

Article 28. All acts performed by Directors, Officers, attorneys-in-fact, or employees in business outside the scope of the corporate purpose, including the provision of suretyship, accommodation, indorsement, or any guarantee unrelated to the corporate purpose or in conflict with the provisions herein, are expressly prohibited and are null and void in relation to the Company, except for the provision of suretyship, accommodation, or any other guarantee required for the relocation and lodging of an employee, upon the joint signature of any 2 (two) Officers.

CHAPTER V - FISCAL BOARD

Article 29. The Fiscal Board of the Company is a non-permanent body charged with the duties and powers conferred upon it by law, and its operations are initiated by resolution of the Shareholders' Meeting, in cases prescribed by law.

Paragraph 1. When in operation, the Fiscal Board consists of 3 (three) sitting members and an equal number of deputies, shareholders or not, who are elected by the Shareholders' Meeting.

Paragraph 2. The members of the Fiscal Board shall take office by means of a written instrument filed into the records of the appropriate book and signed by the Member sworn into office.

Paragraph 3. The Fiscal Board shall elect its Chairman at the first meeting.

Paragraph 4. The resolutions of the Fiscal Board shall always be adopted by a majority vote and recorded in the form of minutes filed in the appropriate book, signed by all those in attendance.

Paragraph 5. The unified term of office of the Fiscal Board members shall expire at the Annual General Meeting subsequent to that of their election.

Paragraph 6. The members of the Fiscal Board shall be replaced, in their absences and impediments, by their respective deputies.

Paragraph 7. In the event of a member vacancy on the Fiscal Board, the position shall be filled by the respective deputy. If there is no deputy to serve, the Shareholders' Meeting shall be convened to elect a member for the vacant seat.

CHAPTER VII OMBUDSMAN OFFICE

Article 30. The Company shall have an Ombudsman Office, consisting of one Ombudsman, to be appointed by the Board of Directors from among persons who meet the minimum qualifications and requirements necessary to ensure its proper operation, and who shall be proficient in matters related to ethics, consumer rights and protection, as well as conflict resolution, for a term of 36 (thirty-six) months, with reelection permitted.

Paragraph 1. It is incumbent upon the Ombudsman Office:

I  – to provide support as a last resort for claims made by customers and users of the Company's products and services that have not been resolved through the primary support channels;

II  – to serve as a conduit for communication between the Company and customers and users of its products and services, including in conflict resolution; and

III  – to inform the Board of Directors of the Company about the activities of the Ombudsman Office.

Paragraph 2. The Ombudsman Office shall have proper conditions to operate, as well as to act based on transparency, independence, impartiality, and immunity.

Paragraph 3. The Ombudsman Office shall be guaranteed access to the information necessary to prepare adequate responses to claims received, with full administrative support and the ability to request information and documents to perform its activities in fulfilling its duties.

Article 31. The duties of the Ombudsman Office include the following activities:

I  – to ensure compliance with legal and regulatory provisions pertaining to consumer rights and to serve as a conduit for communication between the Company and customers and users of its products and services, including in conflict resolution;

II  – to receive, record, substantiate, analyze, and provide formal and proper treatment to claims made by customers and users of the Company's products and services;

III  – to provide any required clarifications and to notify claimants about the status of their claims and actions taken, including the anticipated response deadline;

IV  – to inform claimants of the deadline for the final response, which shall not exceed 10 (ten) business days;

V  – to provide a conclusive response to the claimant's demand within the timeframe specified in item IV hereinabove;

VI  – to keep the Board of Directors of the Company informed of any issues and deficiencies detected in the fulfillment of its duties, as well as the outcome of measures adopted by the Company's management to address them; and

VII  – to prepare and submit, at the end of each semiannual period, to internal auditors, and the Board of Directors of the Company, as applicable, a quantitative and qualitative report on the activities performed by the Ombudsman Office in the fulfillment of its duties.

Sole paragraph. The Board of Directors may remove the Ombudsman at any time, if he or she fails to comply with the duties provided in Article 30 and the activities set forth in Article 31 herein.

CHAPTER VIII FISCAL YEAR, FINANCIAL STATEMENTS, AND ALLOCATION OF PROFIT

Article 32. The fiscal year of the Company shall begin on January 1st and end on December 31st of each year. At the close of each fiscal year, financial statements for the fiscal year ended shall be prepared and presented to the Shareholders' Meeting, pursuant to applicable legal provisions.

Article 33. With the financial statements for the year, management shall submit for approval to the Annual General Meeting a proposal on allocation of net profit for the year, after deducting the equity interests referred to in Article 190 of the Brazilian Corporation Law, if applicable, subject to the following allocation order:

I  – 5% (five percent) to establish the legal reserve, up to the limit of 20% (twenty percent) of the capital stock, with the Company entitled to waive the legal reserve in any year in which the balance of the legal reserve, combined with the amount of the capital reserves set forth in Paragraph 1 of Article 182 of the Brazilian Corporation Law, exceeds 30% of the capital stock;

II  – the portion required for mandatory dividend payment of no less than 25% (twentyfive percent) of adjusted annual net profit in each year, as specified in Article 202 of the Brazilian Corporation Law; and

III  – the remaining balance shall be allocated as resolved by the Shareholders' Meeting, as proposed by the Board of Directors, including to establish profit reserves or retention set forth by law or herein, as well as the reserves referred to in Article 35 hereinbelow.

Sole paragraph. Profits not allocated as specified in the Article herein shall be distributed as dividends, pursuant to Paragraph 6 of Article 202 of Law No. 6,404/76.

Article 34. From the remaining net profit balance, after deducting the amounts provided in items I and II of Article 34 hereinabove, upon proposal by the Board of Directors, the Shareholders' Meeting may resolve on the establishment of the Working Capital Reinforcement Reserve and the Dividend Equalization Reserve, subject to the following limits:

I  – up to 50% (fifty percent) as Working Capital Reinforcement Reserve in order to ensure financial means for the Company's operation; and

II  – up to 50% (fifty percent) as Dividend Equalization Reserve, with the purpose of ensuring funds for dividend distribution continuity, including as interest on equity or early dividends.

Sole paragraph. The cumulative balance of the Working Capital Reinforcement Reserve and the Dividend Equalization Reserve, when added to the balances of the other profit reserves (except the unrealized profit reserve, the contingency reserve, and the tax incentive reserve), shall not exceed 100% (one hundred percent) of the Company's capital stock value, pursuant to the Brazilian Corporation Law.

Article 35. The Company may, upon resolution by the Board of Directors, during the fiscal year and up until the Annual General Meeting:

I  – declare interim and periodical dividends, including as partial or full early payment of mandatory dividends, from the existing retained earnings account or profit reserves in the latest annual or semiannual balance sheet;

II  – determine the preparation of quarterly or shorter-period balance sheets and the distribution of dividends from the profit calculated in these balance sheets, including as partial or full early payment of mandatory dividends, in accordance with applicable legal and Bylaws provisions; and

III  – authorize the distribution of profits to shareholders as interest on equity, including in full or partial lieu of the dividends authorized to be declared under the Article herein, the value of which may be attributed as mandatory dividends, pursuant to Paragraph 7 of Article 9 of Law No. 9,249/95.

Paragraph 1. Dividends declared in the manner prescribed in the head provision of the Article herein shall be subject to subsequent approval by the Shareholders'

Meeting.

Paragraph 2. Dividends made available to shareholders and unclaimed shall prescribe after 3 (three) years in favor of the Company from the date on which they were made available to shareholders.

CHAPTER IX LIQUIDATION

Article 36. The Company shall go into liquidation in the cases prescribed by law, and it shall be incumbent upon the Shareholder's Meeting to elect the liquidator, as well as the Fiscal Board that shall operate during said period, in accordance with legal formalities.

Sole paragraph. In the event of liquidation of the Company, after the creditors have been paid or guaranteed, the corporate assets shall be appraised, and the remaining assets, if any, shall be distributed to shareholders in proportion to the number of shares they hold in the Company's capital stock.

CHAPTER XIII FINAL PROVISIONS

Article 37. Any matters not addressed herein shall be governed by the principles of Law, as well as laws, decrees, resolutions, and other acts enacted by competent authorities.

****